MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2018

As of May 9, 2018

(Monetary amounts expressed in US dollars, unless otherwise indicated)

Management's Discussion and Analysis, page 1

FORTUNA SILVER MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2018

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing.  The Company

•	operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru,
•	operates the San Jose silver and gold mine (“San Jose”) in southern Mexico, and
•	is developing the Lindero Gold Project (“Lindero Project”) in northern Argentina.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The consolidated financial statements include wholly-owned subsidiaries of the Company; the most significant of which at March 31, 2018 are presented in the following table:

Name	Location	2018	Principal Activity
Minera Bateas S.A.C. ("Bateas")	Peru	100%	Caylloma Mine
Compania Minera Cuzcatlan S.A. de C.V. ("Cuzcatlan")	Mexico	100%	San Jose Mine
Mansfield Minera S.A. ("Mansfield")	Argentina	100%	Lindero Project

This Management’s Discussion and Analysis (“MD&A”) is intended to help readers understand the significant factors that affect the performance of Fortuna and its subsidiaries, and those that may affect future performance. This MD&A has been prepared as of May 9, 2018 and should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2018.  These financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  The Company’s significant accounting policies are set out in Note 3 of the March 31, 2018 condensed interim consolidated financial statements and Note 3 of the December 31, 2017 audited consolidated financial statements. All amounts in this MD&A are expressed in United States Dollars (“US$”), unless indicated otherwise.

In this MD&A, we refer to various non-GAAP financial measures. These measures are used by us to manage and evaluate the operating performance of our mines and their ability to generate cash flows and are widely reported in the mining industry as benchmarks for performance.  Refer to the discussion under the heading “Non-GAAP Financial Measures”.

Additional information about the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com

This document contains Forward-Looking Statements. Refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

Management's Discussion and Analysis, page 2

First Quarter Financial and Operational Highlights

Net income for the three months ended March 31, 2018 (“Q1 2018”) was $13.8 million or $0.09 per share, compared to net income of $13.0 million, or $0.08 per share for the same period in 2017 (“Q1 2017”).      Adjusted net income and Adjusted EBITDA (refer to Non-GAAP Financial Measures) were $13.0 million and $31.8 million, respectively, compared to $14.0 million and $30.2 million for Q1 2017.  Net cash provided from operating activities was $20.1 million compared to $8.9 million for Q1 2017.

Silver production 2.4 million ounces with an all-in sustaining cost per ounce, net of by-product credits (“AISC”) (refer to Non-GAAP Financial Measures) of $2.11 per ounce, compared to 2.0 million ounces and $6.07 AISC for Q1 2017.

The Company commenced construction at the Lindero Gold Project in Salta Province, Argentina in the fourth quarter of 2017.  Total construction capital expenditures are expected to be $239.0 million with commercial gold production expected in the third quarter of 2019.

Operating Highlights

Consolidated Metrics	Q1 2018	Q1 2017	% Change

Key Indicators
Silver
Metal produced (oz)	2,401,458	2,033,191	18%
Metal sold (oz)	2,231,550	2,015,271	11%
Realized price ($/oz)	16.7	17.4	-4%
Gold
Metal produced (oz)	15,041	13,200	14%
Metal sold (oz)	13,748	13,040	5%
Realized price ($/oz)	1,329	1,220	9%
Lead
Metal produced (000's lbs)	7,040	7,211	-2%
Metal sold (000's lbs)	7,269	7,037	3%
Zinc
Metal produced (000's lbs)	11,028	10,816	2%
Metal sold (000's lbs)	11,078	10,702	4%
All-in sustaining cash cost (US$/oz Ag)*	2.11	6.07	-65%

*(net of by-product credits from gold, lead, and zinc)

*(refer to Non-GAAP Financial Measures)

Silver and gold production for the three months ended March 31, 2018 increased 18% and 14% to 2,401,458 ounces and 15,041 ounces, respectively, over the comparable period in 2017.  The higher production was due to a 25% and 16% increase in silver and gold head grades at the San Jose Mine.  At Caylloma, lead production decreased 2% while zinc production increased 2%,  over the comparable period in 2017.

Total ounces of silver and gold sold during the three months ended March 31, 2018 were 7% and 9% lower than the actual metals produced as a result of a sales contract with a new customer at the San Jose Mine which involves a shift from delivery of concentrates to a local warehouse to the delivery onto a vessel before the sale is recognized.  This increased our concentrate inventory as at the end of the first quarter by 500 tonnes, with an estimated sale price of $4.1 million.

Consolidated all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $2.11 per ounce or 65% below the comparable period in 2017, and below our annual guidance of $6.80 per ounce for 2018.  The lower cost per ounce compared to guidance was due primarily to higher by-product credits.

Management's Discussion and Analysis, page 3

Financial Highlights

Consolidated Financial Metrics	Q1 2018	Q1 2017	% Change

(Expressed in $ millions except per share information and all-in sustaining cash cost)
Sales	$70.4	$64.8	9%
Mine operating income	31.3	27.2	15%
Operating income	22.4	19.6	14%
Net income	13.8	13.0	6%

Earnings per share (basic)	0.09	0.08	13%
Earnings per share (diluted)	0.09	0.08	13%

Adjusted net income*	13.0	14.0	-7%
Adjusted EBITDA*	31.8	30.2	5%
Cash provided by operating activities	20.1	8.9	126%
Cash generated by operating activities before changes in working capital	15.2	15.6	-3%
Capex (sustaining)	4.1	5.1	-19%
Capex (non-sustaining)	4.9	1.9	157%
Capex (Brownfield)	2.3	2.7	-17%
All-in sustaining cash cost*	2.1	6.1	-65%

	Mar 31, 2018	Dec 31, 2017	% Change
Cash, cash equivalents, and short-term investments	$217.3	$212.6	2%

Total assets	$707.5	$706.6	0%
Non-current bank loan	$39.6	$39.9	-1%

*(refer to Non-GAAP Financial Measures)

 Certain figures have been reclassified to conform to the current year’s presentation

Net income for the three months ended March 31, 2018 was $13.8 million or $0.09 per share compared to $13.0 million or $0.08 per share for the comparable quarter in 2017.  Sales increased 9% over the comparable quarter in 2017 due in part to an 11% and a  5% increase in silver and gold sales volume and higher realized metal prices for gold, lead and zinc. Operating income increased 14% during the quarter but was partially offset by higher stock-based payment and income tax expenses.  The effective tax rate for the first quarter was 38.4% compared to 26.0% for 2017.  The lower effective tax rate for 2017 was due to a higher than expected inflation in Mexico and a strong Mexican Peso compared to the modest increases during the first quarter of 2018.  These modest increases in 2018 reduced the amount of deferred tax recovery and increased the overall effective tax rate.

Adjusted net income (refer to Non-GAAP Financial Measures) decreased 7% during the quarter to $13.0 million compared to $14.0 million for 2017.    Adjusted EBITDA (refer to Non-GAAP Financial Measures) was $31.8 million compared to $30.2 million in the comparable period in 2017 due to increased sales.

Management's Discussion and Analysis, page 4

Net cash provided by operating activities 2018 Q1 vs. 2017 Q1 (in million $) 1Q 17 8.9 Change in adjusted EBITDA

1.6 Change in income tax paid (5.0) Change in working capital items 11.5 Other 3.0 1Q 18 201.

For the three months ended March 31, 2018 net cash provided by operating activities was $20.1 million, 126% higher than the $8.9 million for the same period in 2017.

As at  March 31, 2018, the Company had cash, cash equivalents, and short-term investments of $217.3 million, an increase of $4.7 million since the beginning of the year.

Corporate Highlights

During the three months ended March 31, 2018 the Company:

•	expanded its existing loan facility by $80.0 million to $120.0 million to ensure the Company has sufficient liquidity to fund the construction of the Lindero Gold Project.

•

updated the Mineral Reserve and Mineral Resource estimate for the Caylloma Mine in Peru, the San Jose Mine in Mexico. Combined Proven and Probable Reserves for the Caylloma and San Jose mines of 6.6 million tonnes containing 44.8 million ounces of silver and 273,000 ounces of gold, which represents a year-over- year decrease of 2% and 7% in contained silver and gold ounces.  Combined Inferred Resources for the Caylloma and San Jose mines of 8.3 million tonnes containing an estimated 39.6 million ounces of silver and 193,000 ounces of gold representing a year-over-year increase of 6% in contained silver ounces and 17% decrease in contained gold ounces.

Proven and Probable Reserves at the Lindero Project were 88.3 million tonnes containing 1.7 million ounces of gold representing a year-over-year increase of 4% in contained gold ounces.  Inferred Resources are estimated at 5.7 million tonnes containing 65,000 ounces of gold, representing a year-over-year decrease of 89% in contained gold ounces.

Management's Discussion and Analysis, page 5

Lindero Project

During the three months ended March 31, 2018, the Company spent $6.8 million on the Lindero Project, including $2.0 million on advances to contractors. Detail civil engineering for the lead pad has been concluded and the overall detail engineering is well advanced with progress according to plan.  As of the end of April 2018, 50% of the project’s overall capex has been assigned by way of issuance of purchase orders and awarding of construction contracts.  Earth and civil works for the lead pad and ponds commenced in mid-April.

Based on progress to date the Company maintains its guidance of the commencement of commissioning in the second quarter of 2019 and achieving commercial production in the third quarter of 2019.

2018 Guidance and Outlook

2018 Production Guidance

	Silver	Gold	Lead	Zinc	Cash Cost**	AISCC **
Mine	(Moz)	(koz)	(Mlbs)	(Mlbs)	($/t)	($/ oz Ag)
San Jose, Mexico	7.5	48.3	NA	NA	61.2	6.6
Caylloma, Peru	0.8	-	25.8	44.8	81.3	(5.2)
Total	8.3	48.3	25.8	44.8	-	-
** Non-GAAP Financial Measures

-	2018 silver equivalent production guidance of 11.4 million ounces
-	Silver equivalent production does not include lead or zinc and is calculated using a silver to gold ratio of 65 to 1

2018 All-In-Sustaining Cash Cost Per Silver Ounce Guidance

$/oz Ag	San Jose	Caylloma	Consolidated
Cash cost, net of by-product credits	$1.4	$(40.3)	$(2.7)
Adjustments:
Commercial and government royalties and mining tax	1.2	4.1	1.5
Worker's participation	0.9	2.4	1.1
Selling, general and administrative expenses (operations)	0.7	4.7	1.1
	4.2	(29.1)	1.0
Selling, general and administrative expenses (corporate)	-	-	1.4
Sustaining capital expenditures	1.2	21.1	3.1
Brownfield exploration expenditures	1.2	2.8	1.3
All-in-sustaining cash cost per payable ounce of silver	$6.6	$(5.2)	$6.8

2018 Capital Expenditure and Exploration Guidance

	San Jose	Caylloma	Lindero	Total
Equipment and infrastructure	$4.1	$4.3	$-	$8.4
Mine development	3.5	6.4	-	9.9
Tailings dam expansion	-	5.7	-	5.7
Brownfield exploration	8.4	2.2	-	10.6
Other sustaining capex	0.9	-	-	0.9
Non-sustaining capex	-	2.7	-	2.7
Initial capital construction costs	-	-	201.0	201.0
Total	$16.9	$21.3	$201.0	$239.2

For 2018, capital expenditures at the Lindero Project, Argentina are estimated at $201.0 million, representing 84% of the construction budget.

Management's Discussion and Analysis, page 6

Financial Results

Sales

	Three months ended March 31,
	2018	2017	% Change
Provisional sales ($ million)	73.6	63.1	17%
Caylloma	25.1	20.2	24%
San Jose	48.5	42.9	13%
Adjustments ($ million) *	(3.18)	1.7	-287%
Sales ($ million)	70.42	64.8	9%

Silver
Provisional sales ($ million)	34.6	32.6	6%
Metal produced (oz)	2,401,458	2,033,191	18%
Provisional Sales (oz)	2,231,550	2,015,271	11%
Realized Price ($/oz)**	16.66	17.45	-4%
Net Realized Price ($/oz)***	15.52	16.18	-4%
Gold
Provisional sales ($ million)	17.2	13.9	24%
Metal produced (oz)	15,041	13,200	14%
Provisional Sales (oz)	13,748	13,040	5%
Realized Price ($/oz)**	1,329	1,220	9%
Net Realized Price ($/oz)***	1,253	1,066	17%
Lead
Provisional sales ($ million)	7.9	6.0	32%
Metal produced (000's lbs)	7,040	7,211	-2%
Provisional Sales (000's lbs)	7,269	7,037	3%
Realized Price ($/lb)**	1.14	1.03	11%
Net Realized Price ($/lb)***	1.09	0.84	31%
Zinc
Provisional sales ($ million)	13.8	10.7	29%
Metal produced (000's lbs)	11,028	10,816	2%
Provisional Sales (000's lbs)	11,078	10,702	4%
Realized Price ($/lb)**	1.55	1.26	23%
Net Realized Price ($/lb)***	1.24	1.00	24%
* Adjustments consists of mark to market, final price adjustments, and final assay adjustments
** Based on provisional sales before final price adjustments
*** Net after payable metal deductions, treatment, and refining charges
Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

Sales for the three months ended March 31, 2018 were $70.4 million, a 9% increase over the comparable period in 2017 due mainly to higher sales volume across all metals produced and increases in realized prices for gold, zinc and lead as well as lower treatment and refining charges across all of our concentrate products.

Sales at Caylloma were 19% higher than the comparable quarter in 2017 due to an 11%, and  a 23% increase in realized prices for lead and zinc, lower treatment charges and a  4% increase in zinc sales volume.  Sales at San Jose were 4% higher than the comparable quarter in 2017 due to a 13% and 5% increase in silver and gold ounces sold and lower treatment and refining charges, which were partially offset by negative price and final assay adjustments during the period.

Management's Discussion and Analysis, page 7

	SALES AND REALIZED PRICES
	Three months ended March 31,
	2018			2017
	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales ($ million)	25.1	48.5	73.6	20.2	42.9	63.1
Adjustments ($ million) *	(0.3)	(2.8)	(3.2)	0.6	1.1	1.7
Sales ($ million)	24.8	45.7	70.4	20.8	44.0	64.8

Silver
Provisional Sales (oz)	220,290	2,011,260	2,231,550	236,068	1,779,203	2,015,271
Realized Price ($/oz)**	16.79	16.65	16.66	17.33	17.46	17.45
Net Realized Price ($/oz)***	15.24	15.55	15.52	15.20	16.31	16.18
Gold
Provisional Sales (oz)	-	13,748	13,748	-	13,040	13,040
Realized Price ($/oz)**	-	1,329	1,329	-	1,220	1,220
Net Realized Price ($/oz)***	-	1,253	1,253	-	1,066	1,066
Lead
Provisional Sales (000's lbs)	7,269	-	7,269	7,037	-	7,037
Realized Price ($/lb)**	1.14	-	1.14	1.03	-	1.03
Net Realized Price ($/lb)***	1.09	-	1.09	0.84	-	0.84
Zinc
Provisional Sales (000's lbs)	11,078	-	11,078	10,702	-	10,702
Realized Price ($/lb)**	1.55	-	1.55	1.26	-	1.26
Net Realized Price ($/lb)***	1.24	-	1.24	1.00	-	1.00
* Adjustments consists of mark to market, final price adjustments, and final assay adjustments
** Based on provisional sales before final price adjustments
*** Net after payable metal deductions, treatment, and refining charges
Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

Operating income (loss) and Adjusted EBITDA

	Three Months Ended March 31,
	2018	%*	2017	%*
Operating income (loss)
Caylloma	$9.5	38%	$8.0	39%
San Jose	16.9	37%	14.9	34%
Corporate	(4.0)		(3.4)
Total	$22.4	32%	$19.5	30%

Adjusted EBITDA**
Caylloma	$11.8	48%	$10.2	49%
San Jose	24.3	53%	23.3	53%
Corporate	(4.3)		(3.3)
Total	$31.8	45%	$30.2	47%
Note: figures may not add due to rounding
* as a percentage of Sales
** refer to Non-GAAP financial measures

Management's Discussion and Analysis, page 8

Operating Income for the three months ended March 31, 2018 was $22.4 million or $2.9 million higher than the same period in 2017.  The higher operating income was due to higher silver and gold sales volume of 11% and 5% respectively, higher gold, zinc and lead prices, and reduced treatment and refining charges.  The following items, in order of magnitude, had a negative impact on operating income in the quarter: higher unit cash costs of 15% and 7% at San Jose and Caylloma, respectively, as well as a  $1.6 million increase in selling, general, and administrative expenses relating to higher share-based payment expense compared to the same period in 2017.  The low share-based payment expense of $0.1 million was due to the decline in the Company’s share price in the first quarter of 2017 which resulted in a favorable mark-to-market effect on the share-based payment expense.

Adjusted EBITDA for the three months ended March 31, 2018 was $31.8 million compared to $30.2 million for the comparable period in 2017.  The increase was due primarily to a $4.1 million increase in operating profit from the mines as a result of higher sales volume and metal prices compared to the same period in 2017.  Increased operating profit were partially offset by increases of $0.8 million in mine administration costs, $1.3 million in share-based payment expense and $1.0 million in realized losses from commodity derivative contracts. Adjusted EBITDA at Caylloma increased 16% to $11.8 million driven by higher sales while adjusted EBITDA margin decreased by 1% as the impact of higher metal prices was partially offset by a 7% increase in unit cash costs, and a $1.0 million realized loss on the lead and zinc commodity derivative contracts.    Adjusted EBITDA at San Jose increased 4% to $24.3 million while EBITDA margin remained unchanged as the effect of higher head grades were offset by higher unit production costs and negative sales adjustments.

	Three months ended March 31,
	2018	2017	% Change
Operating mines SG&A	$2.5	$1.7	47%
Corporate SG&A	2.8	3.2	-13%
Share-based payments	1.3	0.1	1200%
Workers' participation	0.3	0.3	0%
Total	$6.9	$5.3	30%

Selling, general and administrative (“SG&A”) expenses for the three months ended March 31, 2018 increased 30% to $6.9 million compared to $5.3 million for the comparable period in 2017. The increase was due primarily to higher share-based payments and increased operating mine SG&A costs.  The Company’s share price increased 2%  during the first quarter of 2018 which increased the share-based payment expense compared to the same period in 2017 when the share price declined 9% and resulted in a comparatively small share-based payment expense.

Exploration and evaluation spending for the three months ended March 31, 2018 was $0.1 million compared to $0.1 for the comparable period in 2017.

Foreign exchange loss for the three months ended March 31, 2018 was $2.2 million compared to  a $2.1 million gain for the same period in 2017.  Approximately $1.8 million of the foreign exchange loss was due to an 8.0%  strengthening of the Mexican Peso against the US dollar which impacted our Mexican Peso denominated working capital accounts.

Income tax expense for the three months ended March 31, 2018 was $8.6 million compared to $4.6 million for the same period in 2017 and is comprised of  a $9.8 million current income tax expense (Q1 2017  - $8.0 million) and  a $1.2 million deferred income tax recovery (Q1 2017 3.4 million deferred income tax recovery).  The effective tax rate (“ETR”) for the first quarter of 2018 was 38.4% compared to 26.0% for the comparable quarter in 2017.  The low ETR in 2017 was due to higher inflation in Mexico and a strong Mexican Peso compared to the modest increases of the same during the first quarter of 2018.  These modest increases in the first quarter reduced San Jose’s deferred tax recovery on its non-monetary assets from 17% in Q1 2017 to 10%.   The expiry of Caylloma’s tax stabilization agreement with the Peruvian tax authorities contributed to a 5.4% increase to Caylloma’s ETR as the mining royalty tax which was previously reported as a component of cost of sales is now reported in income tax expense.

Management's Discussion and Analysis, page 9

Results of Operations

San Jose Mine Operating Results

San Jose is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the main variables used to measure the operating performance of the mine – throughput, grade, recovery, gold and silver production and unit costs.

San Jose	Three months ended March 31,
Mine Production	2018	2017
Tonnes milled	258,204	267,268
Average tonnes milled per day	3,011	3,108

Silver
Grade (g/t)	284	226
Recovery (%)	93	92
Production (oz)	2,185,913	1,792,967
Metal sold (oz)	2,011,260	1,779,203
Realized price ($/oz)	16.65	17.46

Gold
Grade (g/t)	1.94	1.67
Recovery (%)	92	91
Production (oz)	14,882	13,116
Metal sold (oz)	13,748	13,040
Realized price ($/oz)	1,329	1,220

Unit Costs
Production cash cost (US$/oz Ag)*	(0.33)	1.34
Production cash cost (US$/tonne)	65.26	56.85
Unit Net Smelter Return (US$/tonne)	203.81	161.75
All-in sustaining cash cost (US$/oz Ag)*	4.03	6.60

* Net of by-product credits from gold

Production cash costs and All-in sustaining cash cost are Non-GAAP Financial Measures

	Three Months Ended March 31,
Financial Information (expressed in $000's)	2018	2017
Sales	$45,666	$44,033
Operating income	16,939	14,872
Adjusted EBITDA	24,252	23,321
Sustaining capital expenditures	1,893	2,607
Brownfield exploration expenditures	2,080	1,957

Quarterly Results

The San Jose Mine produced 2,185,913 ounces of silver and 14,882 ounces of gold in the first quarter of 2018, which were 22% and 13% above the comparable period in 2017.  Average head grades for silver and gold were 284 g/t and 1.94 g/t which were 25% and 16% higher than the comparable period in 2017.

Cash cost per tonne of processed ore was $65.26, being 15% above the $56.85 cash cost for the comparable quarter in 2017.

Management's Discussion and Analysis, page 10

Cash cost per payable ounce of silver, cash cost per tonne of processed ore, and all-in sustaining cash cost per payable ounce are Non-GAAP Financial Measures (refer to Non-GAAP Financial Measures for the reconciliation of cash cost to the cost of sales).

Caylloma Mine Operating Results

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used to measure the operating performance of the mine – throughput, grade, recovery, gold and silver production and unit costs.

Caylloma	Three months ended March 31,
Mine Production	2018	2017
Tonnes milled	129,620	129,369
Average tonnes milled per day	1,473	1,470

Silver
Grade (g/t)	61	68
Recovery (%)	84	85
Production (oz)	215,545	240,224
Metal sold (oz)	220,290	236,068
Realized price ($/oz)	16.79	17.33

Lead
Grade (%)	2.72	2.76
Recovery (%)	91	92
Production (000's lbs)	7,040	7,211
Metal sold (000's lbs)	7,269	7,037
Realized price ($/lb)	1.14	1.03

Zinc
Grade (%)	4.31	4.17
Recovery (%)	90	91
Production (000's lbs)	11,028	10,816
Metal sold (000's lbs)	11,078	10,702
Realized price ($/lb)	1.55	1.26

Unit Costs
Production cash cost (US$/oz Ag)*	(54.08)	(31.54)
Production cash cost (US$/tonne)	78.68	73.30
Unit Net Smelter Return (US$/tonne)	190.33	158.92
All-in sustaining cash cost (US$/oz Ag)*	(31.36)	(11.97)

*Net of by-product credits from gold, lead and zinc

Production cash costs and All-in sustaining cash cost, net of by-product credits are Non-GAAP Financial Measures

Management's Discussion and Analysis, page 11

	Three Months Ended March 31,
Financial Information (expressed in $000's)	2018	2017
Sales	$24,776	$20,801
Operating income (loss)	9,451	8,030
Adjusted EBITDA	11,777	10,184
Sustaining capital expenditures	2,208	2,465
Brownfield exploration expenditures	187	774

Quarterly Results

The Caylloma Mine produced 7.0 million pounds of lead and 11.0 million pounds of zinc, which were 2% lower than and 2% higher than the comparable quarter in 2017, respectively.  Average head grades for lead and zinc were 2.72% and 4.31%.  Silver production was 215,545 ounces which was 10% lower than the comparable period in 2017 with average silver head grade being 10% lower than in 2017.  Metallurgical recovery was 84% or 1% lower than the same period in 2017.

Cash cost per tonne of processed ore for the first quarter of 2018 was $78.68, which was 7% higher than the $73.30 cash cost for the comparable quarter in 2017.

Cash cost per payable ounce of silver, cash cost per tonne of processed ore, and all-in sustaining cash cost per payable ounce are Non-GAAP Financial Measures (refer to Non-GAAP Financial Measures for the reconciliation of cash cost to the cost of sales).

Quarterly Information

The following table provides information for the last eight quarters ending on March 31, 2018:

	Expressed in $000's, except per share data
	Quarters ended
	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016
	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016
							(restated)
Sales	70,442	75,354	64,012	63,911	64,834	57,866	65,212	44,485
Mine operating income	31,337	35,222	24,944	22,211	27,183	20,721	28,414	15,917
Operating income	22,428	57,666	18,888	14,214	19,556	17,607	21,160	3,641
Net income (loss)	13,754	34,137	10,268	8,898	12,999	9,273	10,157	(1,390)

Basic EPS	0.09	0.21	0.06	0.06	0.08	0.06	0.08	(0.01)
Diluted EPS	0.09	0.21	0.06	0.06	0.08	0.08	0.07	(0.01)

Total assets	707,504	706,648	652,889	637,805	638,285	562,914	543,356	387,713
Long term bank loan	39,588	39,871	39,845	39,820	39,794	39,768	39,633	39,568

Sales decreased 6.5% in the first quarter of 2018 compared to the fourth quarter of 2017 due primarily to a 2% decline in sales at the San Jose Mine as a result of a new sales contract that delayed the recognition of revenue on one shipment in Q1 2018 to Q2 2018 as well as $3.1 million in negative provisional sales marked-to-market adjustments.

Net income for the fourth quarter of 2017 was positively impacted by increased sales volumes and a $21.9 million reversal of impairment at the Caylloma Mine.  Total sales increased 18% over the third quarter of 2018 as silver and gold sales volume both increased 19% while lead and zinc sales volume increased 10% and 9%, respectively, over the third quarter of 2017.

Management's Discussion and Analysis, page 12

During the fourth quarter of 2016, the Company had determined that the warrants issued as part of the consideration for the Goldrock acquisition had been classified as a liability in error.  The Company restated its third quarter 2016 financial statements reclassifying the warrants from liability to reserves, a component of shareholders equity and reduced its earnings by $1.7 million relating to the reversal of unrealized gains on the warrants.  Basic earnings per share decreased $0.02 to $0.07 per share.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Investments

The Company had cash, cash equivalents, and short-term investments of $217.3 million, a $4.7 million increase from $212.6 million at December 31, 2017.  Cash, cash equivalents and short-term investments consist of $171.0 million of cash and cash equivalent and $46.3 million in short-term investments.  Operations generated $20.1 million of cash flows during the quarter while $11.2 million was spent on capital expenditures and $2.1 million were advanced to contractors on the Lindero Project, $0.8 million in legal and other fees were incurred to increase the credit facility to $120.0 million and $0.5 million was spent on lease payments.

Working Capital

Working capital increased $8.1 million to $219.9 million at March 31, 2018 compared to $211.9 million of working capital at December 31, 2017.  The increase in working capital was due primarily to a $4.7 million increase in cash, cash equivalents and short-term investments, a $3.5 million decrease in customer receivables and a $10.5 million decrease in current liabilities.

Long-Term Debt

On January 26, 2018, the Company increased its existing credit facility to $120.0 million (the “Amended Credit Facility”) and extended the maturity date to January 26, 2022.   The Amended Credit Facility is comprised of a $40.0 million Tranche A facility and an $80.0 million Tranche B facility.  Interest rate on the Amended Credit Facility is based on a Total Debt to EBITDA ratio on sliding scale at one-month LIBOR plus applicable margin ranging from 2.5% if Total Debt to EBITDA is less than 1.0 to 3.5%, if the Total Debt to EBITDA is between 2.0 and 3.0.

As at March 31, 2018, the Company had drawn $40.0 million from Tranche A of the Amended Credit Facility and the $80.0 million Tranche B remains undrawn.  The purpose of the $80.0 million Tranche B is to fund the construction of the Lindero Project.

Subject to the various risks and uncertainties, the Company believes it will generate sufficient cash flows and has sufficient available credit and cash on hand to finance on-going operations, contractual obligations, Lindero construction, and planned capital and exploration investment programs.

Sensitivities

Sales are affected by fluctuations in metal prices beyond the Company’s control. The following table illustrates the sensitivity of the Company’s sales to a 10% change in metal prices:

Metal	Change	Effect on Sales
Silver	+/- 10%	$217
Gold	+/- 10%	$65
Lead	+/- 10%	$273
Zinc	+/- 10%	$565

Management's Discussion and Analysis, page 13

The Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production.  The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.  As at March 31, 2018, the Company has outstanding zero cost collar swaps comprising of 4,550 tonnes of zinc (650 tonnes per month) at a floor price of between $2,500 to $2,800 per tonne and a cap price of between $2,965 and $3,190 per tonne and 4,200 tonnes of lead (600 tonnes per month) with a floor price of between $2,100 and $2,300 per tonne and a cap price of between $2,500 and $2,689 per tonne.  These zero cost collar swaps mature monthly until October 2018.

On April 10, 2018, the Company purchased 750 tonnes per month of zinc puts at a price of $3,050 per tonne and 750 tonnes per month of zinc calls at a price of $3,300 per tonne for the period November 2018 to June 2019.  These purchases represent approximately 50% of Caylloma’s anticipated zinc production.

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are impacted by changes in the value of the USD relative to local currencies in the countries where the Company operates. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

The following table illustrate the Company’s sensitivities to certain currencies and the impact the fluctuation in exchange rates, will have on foreign denominated financial assets and liabilities:

		Effect on foreign
		denominated
Currency	Change	items
Mexican Peso	+/- 10%	$1,999
Peruvian Soles	+/- 10%	$497
Argentinian Peso	+/- 10%	$118
Canadian Dollar	+/- 10%	$462

Contractual Obligations

The Company expects the following maturities of its financial liabilities, finance leases, and other contractual commitments:

	Expected payments due by year as at March 31, 2018
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$37,657	$-	$-	$-	$37,657
Credit facility	-	-	40,000	-	40,000
Derivative liabilities	1,136	-	-	-	1,136
Income tax payable	8,921	-	-	-	8,921
Finance lease obligations	363	-	-	-	363
Other liabilities	-	205	-	-	205
Operating leases	689	1,187	599	-	2,475
Provisions	2,131	4,981	4,893	3,477	15,482
	$50,897	$6,373	$45,492	$3,477	$106,239

Operating leases include leases for office premises and for computer and other equipment used in the normal course of business.

Other Commitments

As at March 31, 2018, the Company had capital commitments of $18,742 for civil work, equipment purchases and other services at the Lindero Project which are expected to be expended within one year.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

Management's Discussion and Analysis, page 14

The expected payments due by period, as at March 31, 2018 are as follows:

	Expressed in $'000's
	Less than
	1 year	1 - 3 years	4 - 5 years	Total
Office premises	$541	$1,103	$599	$2,243
Computer equipment	148	84	-	232
Total operating leases	$689	$1,187	$599	$2,475

Related Party Transactions

Purchase of Goods and Services

The Company shares office space, personnel and other administrative services with Gold Group Management Inc. (“GGMI”) and Mill Street Services Ltd for consulting services, related by a director in common.  During the three months ended March 31, 2018 and 2017, GGMI provided the following services to the Company:

	Three months ended March 31,
(expressed in $000's)	2018	2017
Personnel costs	$72	$71
General and administrative expenses	145	92
	$217	$163

The Company has outstanding balances payable with Gold Group Management Inc. of $nil as at March 31, 2018 (December 31, 2017 - $nil). Amounts due to related parties are due on demand and are unsecured.

Key Management Personnel

	Three months ended March 31,
(expressed in $000's)	2018	2017
Salaries and benefits	$835	$837
Directors fees	268	99
Consulting fees	34	34
Share-based payments	1,247	91
	$2,384	$1,061

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Management's Discussion and Analysis, page 15

New Accounting Standards Issued

IFRS 15, Revenue from Contracts with Customers

The Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018. The Company elected to apply IFRS 15 using a modified retroactive approach by recognizing the cumulative effect of initially adopting this standard at the date of initial recognition. Comparative information has not been restated and continues to be reported under IAS 18 Revenue (“IAS 18”). The Company has concluded that there was no cumulative effect adjustment required to be recognized at January 1, 2018. The details of the accounting policy changes and the quantitative impact of these changes are described below.

Concentrate Sales

The Company earns revenue from contracts with customers related to its concentrate sales. Revenue from contracts with customers is recognized when a customer obtains control of the concentrate and the Company satisfies its performance obligation. The Company considers the terms of the contract in determining the transaction price, which is the amount the entity expects to be entitled to in exchange for the transferring of the concentrates. The transaction price of a contract is allocated to each performance obligation based on its stand-alone selling price.

The Company satisfies its performance obligations for its concentrate sales based upon specified contract terms which are generally upon delivery to the customer or upon loading of the concentrate onto a vessel. The Company typically receives payment within one to four weeks of delivery.

Revenue from concentrate sales is recorded based upon forward market price of the expected final sales price date. IFRS 15 does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market pricing for silver gold, lead and zinc between the delivery date and settlement date. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 24 of the March 31, 2018 condensed interim consolidated financial statements.

The Company has concluded that there were no significant changes in the accounting for concentrate sales as a result of the transition to IFRS 15 as the timing of control of the concentrate passing to the customer and the treatment of provisional pricing adjustments are unchanged from policies applied prior to the adoption of IFRS 15.

IFRS 9 Financial Instruments

The Company has adopted IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018. Prior periods were not restated and no material changes resulted from adopting this new standard. IFRS 9 introduced a revised model for classification and measurement, and while this has resulted in several financial instrument classification changes, as presented in Note 28 of the condensed interim consolidated financial statements, there were no quantitative impacts from adoption.

The details of accounting policy changes and described below:

(a) Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

Under IFRS 9, a financial asset is measured as either: amortized cost; fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument as a whole is assessed for classification.

Management's Discussion and Analysis, page 16

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis. All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.

The following accounting policies apply to the subsequent measurement of financial assets.

•	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
•

Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

•

Equity investments at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in OCI and are never reclassified to profit or loss.

Upon adoption of IFRS 9, the Company made an irrevocable election to present in other comprehensive income subsequent changes in the fair value of its investments in marketable securities, which is substantially consistent with the accounting treatment prior to adoption. These financial assets are classified as FVOCI.

The original measurement categories under IAS 39 and the new measurement categories under IFRS 9 are summarized in the following table:

	Original (IAS 39)	New (IFRS 9)
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Term deposits	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Marketable securities	Available for sale	Fair value through other comprehensive income
Trade receivables from concentrate sales	Fair value through profit or loss	Fair value through profit or loss
Interest rate swap asset	Fair Value (hedging)	Fair Value (hedging)
Financial liabilities
Trade payables	Other liabilities	Amortized cost
Payroll payable	Other liabilities	Amortized cost
Share units payable	Other liabilities	Amortized cost
Credit facility	Other liabilities	Amortized cost
Other payables	Other liabilities	Amortized cost
Metal forward sales and zero cost collar contracts	Fair value through profit or loss	Fair value through profit or loss

Management's Discussion and Analysis, page 17

(b) Impairment of financial assets

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

For our trade receivables, we apply the simplified approach for determining expected credit losses which requires us to determine the lifetime expected losses for all our trade receivables. The expected lifetime credit loss provision for our trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. We did not record an adjustment relating to the implementation of the expected credit loss model for our trade receivables.

(c) Hedge accounting

The Company has elected to adopt the new general hedge accounting model in IFRS 9. This requires the Company to ensure that hedge accounting relationships are aligned with its risk management objectives and strategy and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness.

The Company has established a strategy, in accordance with its current risk management policies, to use interest rate swaps to hedge against the variability in cash flows arising from changes in USD LIBOR based floating interest rate borrowing relating to its credit facility.

As per IFRS 9, hedging relationships that qualified for hedge accounting in accordance with IAS 39, that also qualify for hedge accounting in accordance with IFRS 9 (after taking into account any rebalancing of the hedging relationship on transition), are regarded as continuing hedging relationships. Hence, the original hedge relationship continues from the trade inception date of the interest rate swap to the maturity date of the interest rate swap associated with the hedged exposure, unless the hedging relationship is required to be terminated earlier.

Management qualitatively assess that the changes in value of the hedging instrument and the hedged item will move in opposite directions and will be perfectly offset. As both counterparties to the derivative are investment grade, the effect of credit risk is considered as neither material nor dominant in the economic relationship. The hedge was highly effective at transition date under IFRS 9.  The portion of the gain or loss on the hedging instrument that is determined to be effective will be recognized directly in other comprehensive income while the amount that is determined to be ineffective, if any, will be recorded in the profit or loss during the life of the hedging relationship.

New Accounting Standards issued but not yet effective

In 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases.  Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted.  The new standard is likely to result in increases to both the asset and liability positions of lessees, as well as affect the reported depreciation expense and finance costs of these entities in the statement of profit or loss. The Company is currently evaluating the impact the new standard will have on its financial results.

Critical Accounting Estimates and Judgments

Many of the amounts included in the consolidated financial statements require management to make judgements and/or estimates.  These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.  Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include:

Management's Discussion and Analysis, page 18

Mineral Reserves and Resources and the Life of Mine Plan

We estimate our mineral reserves and mineral resources in accordance with the Canadian Securities Administrator’s National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements.  Estimates of the quantities of the mineral reserves and mineral resources from the basis for our life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental rehabilitation provision.

Significant estimation is involved in determining the reserves and resources included within our life of mine plans.  Changes in forecast prices of commodities, exchange rates, production costs or recovery rates may result in our life of mine plan being revised and such changes could impact depletion rates, asset carrying values and our environmental rehabilitation provision.  As at December 31, 2017 we have used the following long-term prices for our reserve and resource estimations and life of mine plans:  Gold $1,250/oz, Silver $19/oz, Lead $2,200/t and Zinc $2,500/t.

In addition to the estimates above, estimation is involved in determining the percentage of resources ultimately expected to be converted to reserves and hence included in our life of mine plans.  Our life of mine plans includes a portion of inferred resources as we believe this provides a better estimate of the expected life of mine for certain type of deposits, in particular for vein type structures.  The percentage of inferred resources out of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations.  Estimation of future conversion of resources is inherently uncertain and involves judgement and actual outcomes may vary from these judgements and estimates and such changes could have a material impact on the financial results.  Some of the key judgements of the estimation process include; geological continuity; stationarity in the grades within defined domains; reasonable geotechnical and metallurgical conditions; treatment of outlier (extreme) values; cut-off grade determination and the establishment of geostatistical and search parameters.  Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises.

Valuation of Mineral Properties and Exploration Properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated provision for impairment. The costs of each property and related capitalized expenditures are depleted over the economic life of the property on a units-of-production basis.  Costs are charged to the consolidated statement of income (loss) when a property is abandoned or when there is a recognized impairment in value.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows.  Where previous impairment has been recorded the Company analyzes any impairment reversal indicators.  An impairment loss is recognized when the carrying value of those assets is not recoverable.  In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sales volumes, metal prices, foreign exchange rates Mineral Resource and Reserve quantities, future operating and capital costs, and reclamation costs to the end of the mine’s life.  These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company, from time to time, acquires exploration and development properties.  When properties are acquired, the Company must determine the fair value attributable to each of the properties.  When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated statement of income (loss).

Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties.  The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations.  Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies.  As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

Management's Discussion and Analysis, page 19

Revenue Recognition

The Company earns revenue from contracts with customers related to its concentrate sales. Revenue from contracts with customers is recognized when a customer obtains control of the concentrate and the Company satisfies its performance obligation. The Company considers the terms of the contract in determining the transaction price, which is the amount the entity expects to be entitled to in exchange for the transferring of the concentrates. The transaction price of a contract is allocated to each performance obligation based on its stand-alone selling price.

The Company satisfies its performance obligations for its concentrate sales based upon specified contract terms which are generally upon delivery to the customer or upon loading of the concentrate onto a vessel. The Company typically receives payment within one to four weeks of delivery.

Revenue from concentrate sales is recorded based upon forward market price of the expected final sales price date. IFRS 15 does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market pricing for silver gold, lead and zinc between the deivery date and settlement date. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 24 of the March 31, 2018 condensed interim consolidated financial statements.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occur or fail to occur.  The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.    In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

A liability is recognized in the consolidated financial statements when the outcome of the legal proceedings is probable, and the estimated settlement amount can be estimated reliably.  Contingent assets are not recognized in the consolidated financial statements until virtually certain.

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward.  The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgement and make certain assumptions about the future performance of the Company.

Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets.  Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

Assessment of Impairment and Reverse Impairment Indicators

Management applies significant judgement is assessing whether indicators of impairment or reverse impairment exist for an asset or a group of assets which could result in a testing for impairment.  Internal and external factors such as significant changes in the use of the asset, commodity prices, tax laws or regulations in the countries that our mines operate in and interest rates are used by management in determining whether there are any indicators of impairment or reversal of previous impairments.

Functional Currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates.  The Company has determined that its functional currency and that of its subsidiaries is the U.S. dollar.  The determination of functional currency may require certain judgements to determine the primary economic environment.  The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Management's Discussion and Analysis, page 20

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at May 9, 2018 is 159,636,983 common shares.  In addition, 3,950,992 incentive stock options, equity-settled restricted share units, and warrants are currently outstanding as follows:

		Exercise
		Price
Type of Security	No. of Shares	(CAD$)	Expiry Date

Warrants	344,462	$6.01	October 31, 2018

Incentive Stock Options:	20,000	$0.85	November 5, 2018
	517,833	$4.79	March 18, 2020
	617,694	$6.35	May 28, 2022
	640,951	$6.20	March 18, 2023
	1,796,478

Equity-Settled Share Units:	390,751	n/a	May 29, 2020
	1,419,301	n/a	March 19, 2021
	1,810,052

Total outstanding	3,950,992

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators (“National Instrument 52-109”) and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the U.S. Exchange Act).

Based on management’s evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at March 31, 2018.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board.  However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

Control Framework

Management assesses the effectiveness of the Company’s internal control over financial reporting using the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the period ended March 31, 2018 that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Management's Discussion and Analysis, page 21

Non-GAAP Financial Measures

This MD&A refers to various non-GAAP financial measures, including cash cost per payable ounce of silver; cash cost per tonne of processed ore; total production cash cost per tonne; all-in sustaining cash cost; all-in sustaining cash cost per payable ounce; adjusted net (loss) income; income taxes, and interest income; and adjusted EBITDA.

These measures are used by the Company to manage and evaluate operating performance and ability to generate cash flow and are widely reported in the mining industry as benchmarks for performance. The Company believes that certain investors use these Non-GAAP Financial Measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning and may differ from measures used by other companies with similar descriptions. Accordingly, Non-GAAP Financial Measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”). To facilitate a better understanding of these measures as calculated by the Company, descriptions and reconciliations are provided here.

Cash Cost per Payable Ounce of Silver and Cash Cost per Tonne of Processed Ore

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these Non-GAAP Financial Measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”), and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver to the cost of sales in the consolidated financial statements for the three months ended March 31, 2018 and 2017.

Management's Discussion and Analysis, page 22

		CONSOLIDATED MINE CASH COST
		YTD	YTD
Expressed in $'000's, except unit costs		Q1 2018	Q1 2017

Cost of sales		$39,105	$37,651
Add (subtract):
Change in concentrate inventory		1,265	260
Depletion and depreciation in concentrate inventory		(369)	(103)
Commercial and government royalties and mining taxes		(894)	(1,046)
Workers participation		(1,493)	(1,467)
Depletion and depreciation		(10,565)	(10,618)
Cash cost	A	$27,049	$24,677

Cash cost	A	$27,049	$24,677
Add (subtract):
By-product credits from gold, lead and zinc		(40,029)	(30,895)
Refining charges		1,234	1,354
Cash cost applicable per payable ounce	B	(11,746)	(4,864)

Payable ounces of silver production	C	2,310,073	1,974,051
Cash cost per ounce of payable silver ($/oz)	=B/C	$(5.08)	$(2.46)

		SAN JOSE MINE CASH COST
		YTD	YTD
Expressed in $'000's, except unit costs		Q1 2018	Q1 2017

Cost of sales		$24,875	$25,571
Add (subtract):
Change in concentrate inventory		1,491	(73)
Depletion and depreciation in concentrate inventory		(476)	13
Commercial and government royalties and mining taxes		(832)	(798)
Workers participation		(944)	(1,145)
Depletion and depreciation		(7,264)	(8,374)
Cash cost	A	16,850	15,194

Total processed ore (tonnes)	B	258,204	267,268

Cash cost per tonne of processed ore ($/t)	=A/B	$65.26	$56.85

Cash cost	A	$16,850	$15,194
Add (subtract):
By-product credits from gold, lead and zinc		(18,644)	(13,986)
Refining charges		1,090	1,126
Cash cost applicable per payable ounce	B	(704)	2,334

Payable ounces of silver production	C	2,105,908	1,745,839

Cash cost per ounce of payable silver ($/oz)	=B/C	$(0.33)	$1.34

Mining cost per tonne		$30.33	$31.94
Milling cost per tonne		21.12	16.52
Indirect cost per tonne		6.74	5.26
Community relations cost per tonne		1.84	0.31
Distribution cost per tonne		5.23	2.82
Total production cost per tonne		$65.26	$56.85

Management's Discussion and Analysis, page 23

		CAYLLOMA MINE CASH COST
		YTD	YTD
Expressed in $'000's, except unit costs		Q1 2018	Q1 2017

Cost of sales		$14,230	$12,080
Add (subtract):
Change in concentrate inventory		(226)	333
Depletion and depreciation in concentrate inventory		107	(116)
Commercial and government royalties and mining taxes		(62)	(248)
Workers participation		(549)	(322)
Depletion and depreciation		(3,301)	(2,244)
Cash cost	A	10,199	9,483

Total processed ore (tonnes)	B	129,620	129,369

Cash cost per tonne of processed ore ($/t)	=A/B	$78.68	$73.30

Cash cost	A	$10,199	$9,483
Add (subtract):
By-product credits from gold, lead and zinc		(21,386)	(16,909)
Refining charges		145	228
Cash cost applicable per payable ounce	B	(11,042)	(7,198)

Payable ounces of silver production	C	204,165	228,212

Cash cost per ounce of payable silver ($/oz)	=B/C	$(54.08)	$(31.54)

Mining cost per tonne		$39.59	$37.42
Milling cost per tonne		14.77	12.86
Indirect cost per tonne		17.69	15.39
Community relations cost per tonne		-	0.15
Distribution cost per tonne		6.63	7.48
Total production cost per tonne		$78.68	$73.30

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver

The Company believes that “all-in-sustaining cash cost” and “all-in cash cost” meet the needs of management, analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance and the Company’s ability to generate cash flow from current operations, and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in-sustaining cost performance measure; however, this performance measure has no standardized meaning. The Company conforms its all-in-sustaining cost definition to that set out in the guidance issued by the World Gold Council (“WGC,”), a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.

All-in-sustaining cash cost and all-in cash cost are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

Management's Discussion and Analysis, page 24

All-in sustaining cash cost includes total production cash costs incurred at the Company’s mining operations, less by-product credits to calculate the cash cost.  Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost to calculate the all-in-sustaining cost. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and its stakeholders with additional information on the Company’s operational performance and the ability to generate cash flows. Certain cash expenditures such as new project spending, tax payments, dividends, and financing costs are not included. We report this measure on a silver ounce sold basis.

The following tables show a breakdown of the all-in sustaining cash cost per ounce for the three months March 31, 2018 and 2017.

	CONSOLIDATED MINE ALL-IN CASH COST
	YTD	YTD
Expressed in $'000's, except unit costs	Q1 2018	Q1 2017
Cash cost applicable, net of by-product credits	$(11,746)	$(4,864)
Commercial and government royalties and mining tax	3,141	2,357
Workers' participation	1,823	1,815
Selling, general and administrative expenses (operations)	2,505	1,687
Adjusted operating cash cost	(4,277)	995
Selling, general and administrative expenses (corporate)	2,781	3,183
Sustaining capital expenditures[1]	4,101	5,072
Brownfield exploration expenditures[1]	2,267	2,731
All-in sustaining cash cost	4,872	11,981
Exploration and evaluation expenses	69	89
Non-sustaining capital expenditures[1]	4,858	1,890
All-in cash cost	9,799	13,960
Payable ounces of silver production	2,310,073	1,974,051
All-in sustaining cash cost per ounce of payable silver	$2.11	$6.07
All-in cash cost per ounce of payable silver	$4.24	$7.07

1 presented on a cash basis

	SAN JOSE MINE ALL-IN CASH COST
	YTD	YTD
Expressed in $'000's, except unit costs	Q1 2018	Q1 2017
Cash cost applicable, net of by-product credits	$(704)	$2,334
Commercial and government royalties and mining tax	2,524	2,109
Workers' participation	1,180	1,431
Selling, general and administrative expenses (operations)	1,520	1,088
Adjusted operating cash cost	4,520	6,962
Sustaining capital expenditures[1]	1,893	2,607
Brownfield exploration expenditures[1]	2,080	1,957
All-in sustaining cash cost	8,493	11,526
Exploration and evaluation expenses	-	49
All-in cash cost	8,493	11,575
Payable ounces of silver production	2,105,908	1,745,839
All-in sustaining cash cost per ounce of payable silver	$4.03	$6.60
All-in cash cost per ounce of payable silver	$4.03	$6.63

1 presented on a cash basis

Management's Discussion and Analysis, page 25

	CAYLLOMA MINE ALL-IN CASH COST
	YTD	YTD
Expressed in $'000's, except unit costs	Q1 2018	Q1 2017
Cash cost applicable, net of by-product credits	$(11,042)	$(7,198)
Commercial and government royalties and mining tax	617	248
Workers' participation	642	380
Selling, general and administrative expenses (operations)	985	599
Adjusted operating cash cost	(8,798)	(5,971)
Sustaining capital expenditures[1]	2,208	2,465
Brownfield exploration expenditures[1]	187	774
All-in sustaining cash cost	(6,403)	(2,732)
All-in cash cost	(6,403)	(2,732)
Payable ounces of silver production	204,165	228,212
All-in sustaining cash cost per ounce of payable silver	$(31.36)	$(11.97)
All-in cash cost per ounce of payable silver	$(31.36)	$(11.97)

1 presented on a cash basis

Adjusted Net Income

The Company uses the financial measure of “adjusted net income” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance. The term “adjusted net income” does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

	Three months ended March 31,
	2018	2017
Net Income	$13.8	$13.0
Adjustments, net of tax:
Unrealized (gain) loss on financial instruments	(1.0)	0.9
Share of (income) loss of equity-accounted investee	(0.2)	0.1
Other finance costs	0.4	-
Adjusted Net Income (a non-GAAP measure)	$13.0	$14.0

Adjusted EBITDA

The Company uses other financial measures whose presentation is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS measures but that rather should be evaluated in conjunction with IFRS measures. The item described and presented below does not have standardized meanings prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company believes that its presentation provides useful information for investors.

	Three months ended March 31,
	2018	2017
Net Income	$13.8	$13.0
Add back:
Net finance items	0.4	0.4
Depreciation, depletion, and amortization	10.6	10.7
Income taxes	8.6	4.6
Share of (income) loss of equity-accounted investee	(0.2)	0.1
Non-cash (gain) loss on financial instruments	(1.4)	1.4
Adjusted EBITDA (a non-GAAP measure)	$31.8	$30.2

Management's Discussion and Analysis, page 26

Qualified Person

Eric Chapman, P.Geo (APEGBC #36328) is the Vice-President of Technical Services of the Company and is the Company’s Qualified Person (as defined by National Instrument 43-101).  Mr. Chapman is responsible for ensuring that the technical information contained in this M&DA is an accurate summary of the original reports and data provided to or developed by the Company.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form available at www.sedar.com and www.sec.gov/edgar.shtml.

Management's Discussion and Analysis, page 27

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-Looking Statements.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

•

mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•	production rates at the Company’s properties;
•	cash cost estimates;
•	timing for delivery of materials and equipment for the Company’s properties;
•	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;
•	the Company’s planned greenfield exploration programs;
•	the Company’s planned capital expenditures and brownfield exploration at the San Jose Mine;
•	the Company’s planned capital expenditures and brownfield exploration at the Caylloma Mine;
•	the Company’s planned mine construction of the Lindero Project and the anticipated timing of commissioning of the mine;
•	maturities of the Company’s financial liabilities, finance leases and other contractual commitments;
•	expiry dates of bank letters of guarantee;
•	estimated mine closure costs; and
•

management’s expectation that any investigations, claims, and legal, labour and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•	uncertainty of mineral resource and reserve estimates;
•	risks associated with mineral exploration and project development;
•	operational risks associated with mining and mineral processing;
•	uncertainty relating to concentrate treatment charges and transportation costs;
•	uncertainty relating to capital and operating costs, production schedules, and economic returns;
•	uncertainties relating to general economic conditions;
•	competition;
•	substantial reliance on the Caylloma and San Jose mines for revenues;
•	risks related to the integration of businesses and assets acquired by the Company;
•	risks associated with potential legal proceedings;
•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;
•	fluctuations in metal prices;
•	risks associated with entering into commodity forward and option contracts for base metals production;
•	environmental matters including potential liability claims;
•	reliance on key personnel;
•	potential conflicts of interest involving the Company’s directors and officers;
•	property title matters;
•	dilution from further equity financing;
•	currency exchange rate fluctuations;
•	adequacy of insurance coverage;
•	sufficiency of monies allotted for land reclamation; and
•	potential legal proceedings;

Management's Discussion and Analysis, page 28

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•	all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;
•	there being no significant disruptions affecting operations, whether relating to labour, supply, power, damage to equipment or other matter;
•	permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;
•	expected trends and specific assumptions regarding metal prices and currency exchange rates;
•	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;
•	production forecasts meeting expectations; and
•	the accuracy of the Company’s current mineral resource and reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects.  Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies.  In particular, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  Readers are cautioned not to assume that resources will ever be converted into reserves.  Readers should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  Readers should also not assume that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards.  Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.

Management's Discussion and Analysis, page 29